Via EDGAR

Brett D. White

T: +1 650 843 5191

whitebd@cooley.com

October 31, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mellissa Campbell Duru

Re:	Cardica, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 16, 2014
File No. 000-51772

Dear Ms. Duru:

On behalf of Cardica, Inc. (the “Company”), electronically filed via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, is Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2014. Amendment No. 1 is marked to show changes from the corresponding items of the Preliminary Proxy Statement as originally filed.

Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 27, 2014 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Proxy Statement

General

1.

Please include information as of the most reasonable practicable date. Please fill in all blanks, confirm bracketed information and provide updated information regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure, except that the Company has not yet filled in blanks related to date for the mailing of the proxy statement to its stockholders as such date has not yet been finalized.

United States Securities and Exchange Commission October 31, 2014 Page Two

What if I return a proxy card…, page 8

Beneficial Owner: Shares Registered in the Name of the a Broker or Bank

2.

We note disclosure under this heading and under “What are ‘broker non-votes…,” that suggests that brokers will have discretionary authority with respect to certain matters. It is our understanding that in a contested election such as this, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine/discretionary or not. Please revise your disclosure wherever necessary to clarify.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at pages 7, 8 and 9.

Who is paying for this solicitation, page 8

3.

You indicate that the solicitation of proxies will done by interview, mail, telephone, facsimile, email, Twitter, and “other electronic channels of communication, or otherwise…” Please clarify what “other electronic channels” are and any other means of solicitation. Further, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company respectfully advises the Staff that it has determined that the solicitation of proxies will not be done by other electronic channels of communication. The Company has updated Amendment No. 1 at page 8 accordingly.

4.

If Twitter is used for Rule 14a-12 communications made prior to furnishing shareholders with a definitive proxy statement, please also refer to Compliance and Disclosure Interpretation 164.02 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm#164-02 and confirm your understanding thereof.

Response: The Company respectfully advises the Staff that it has determined that the solicitation of proxies will not be done by Twitter. The Company has updated Amendment No. 1 at page 8 accordingly.

5.

Please refer to disclosure referencing “other electronic channels of communication”. If such communications include internet chat rooms or other web forums, please advise us and provide the website addresses you plan to utilize. Please also advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response: The Company respectfully advises the Staff that it has determined that the solicitation of proxies will not be done by other electronic channels of communication. The Company has updated Amendment No. 1 at page 8 accordingly.

United States Securities and Exchange Commission October 31, 2014 Page Three

Background of the Solicitation, page 11

6.

Please revise to include a more succinct overview of material communications and/or issues discussed between the company and representatives of Broadfin Healthcare Master Fund, Lt. In this regard, we note that the excessively detailed accounts of each letter and/or email exchanged amongst the parties should be removed to facilitate shareholders’ ability to discern information that is material to their voting decision. Please revise your disclosure consistent with this comment.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 11.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (650) 843-5191.

Sincerely,

/s/ Brett White

Brett D. White

cc:	Robert Newell, Cardica, Inc.
Mark Weeks
Nancy Wojtas